UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 4

Duratek, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

36237J 10 7

(CUSIP Number)

Daniel A. D’Aniello

The Carlyle Group

1001 Pennsylvania Ave., N.W., Suite 220 South

Washington, DC 20004

(202) 347-2626

with a copy to:

David M. McPherson, Esq.

Latham & Watkins LLP

555 Eleventh Street, N.W., Suite 1000

Washington, D.C. 20004

(202) 637-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1	NAME OF REPORTING PERSON CARLYLE PARTNERS II, L.P. SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 51-10357731
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 630,108 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 630,108

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.46%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON CARLYLE SBC PARTNERS II, L.P. SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 51-0369721
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 45,369 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 45,369

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.32%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON CARLYLE INTERNATIONAL PARTNERS II, L.P. SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 414,488 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 414,488

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.94%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON CARLYLE INTERNATIONAL PARTNERS III, L.P. SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 52,846 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 52,846

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.37%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON C/S INTERNATIONAL PARTNERS, L.P. SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 188,437 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 188,437

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.34%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON CARLYLE-GTSD PARTNERS II, L.P. SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 52-1911051
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 29,503 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 29,503

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.21%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON CRAYFISH HOLDINGS, LDC SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MONACO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 4,423 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 4,423

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%
14	TYPE OF REPORTING PERSON OO (LIMITED DURATION COMPANY)

1	NAME OF REPORTING PERSON CP II INVESTMENT HOLDINGS, L.L.C. SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 52-2033497
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 10,010 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 10,010

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.07%
14	TYPE OF REPORTING PERSON OO (LIMITED LIABILITY COMPANY)

1	NAME OF REPORTING PERSON TC GROUP INVESTMENT HOLDINGS, L.P. SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 51-0406268
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 10,010 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 10,010

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.07%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON TCG HOLDINGS II, L.P. SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 52-2224872
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 10,010 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 10,010

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.07%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON DBD INVESTORS V, L.L.C. SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 52-2224866
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 10,010 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 10,010

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.07%
14	TYPE OF REPORTING PERSON OO (LIMITED LIABILITY COMPANY)

1	NAME OF REPORTING PERSON TC GROUP II, L.L.C. SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 54-1686957
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 1,331,248 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 1,331,248

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.43%
14	TYPE OF REPORTING PERSON OO (LIMITED LIABILITY COMPANY)

1	NAME OF REPORTING PERSON TC GROUP, L.L.C. SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 54-1686957
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 1,366,639 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 1,366,639

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.68%
14	TYPE OF REPORTING PERSON OO (LIMITED LIABILITY COMPANY)

1	NAME OF REPORTING PERSON TCG HOLDINGS, L.L.C. SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 54-1686011
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 1,366,639 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 1,366,639

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.68%
14	TYPE OF REPORTING PERSON OO (LIMITED LIABILITY COMPANY)

This Amendment No. 4 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed on February 3, 1995 by the Reporting Persons, as amended and supplemented on December 22, 1995, February 9, 1998 and December 24, 2003 (as amended and supplemented, this “Schedule 13D”), related to the Common Stock (“Common Stock”), par value $0.01 per share, of Duratek, Inc., a Delaware corporation (the “Company”).

The purpose of this Amendment is to reflect the following sales by the Reporting Persons (as defined below) of Common Stock, pursuant to a registration statement on Form S-3 (Reg. No. 333-113701) filed on March 18, 2004, as amended (the “Registration Statement”): (i) 500,000 shares on August 10, 2004, (ii) 100,000 shares on August 11, 2004, (iii) 25,000 shares on August 16, 2004, (iv) 100,000 shares on August 23, 2004, (v) 300,000 shares on September 20, 2004, (vi) 200,000 shares on September 21, 2004, and (vii) 600,000 shares on September 22, 2004.

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock of the Company. The Company’s principal business address is 10100 Old Columbia Road, Columbia, MD 21046.

Item 2. Identity and Background.

The names of the persons filing this Schedule 13D (each a “Reporting Person” and collectively, the “Reporting Persons”) are as follows:

•	Carlyle Partners II, L.P., a Delaware limited partnership (“CP II”);

•	Carlyle SBC Partners II, L.P., a Delaware limited partnership (“CSP II”);

•	Carlyle International Partners II, L.P., a Cayman Islands limited partnership (“CIP II”);

•	Carlyle International Partners III, L.P., a Cayman Islands limited partnership (“CIP III”);

•	C/S International Partners, L.P., a Cayman Islands limited partnership (“C/S”);

•	Carlyle-GTSD Partners II, L.P., a Delaware limited partnership (“CGP II”);

•	Crayfish Holdings, LDC, a Monaco limited duration company (“Crayfish”);

•	CP II Investment Holdings, L.L.C., a Delaware limited liability company (“CP II Investment”);

•	TC Group Investment Holdings, L.P., a Delaware limited partnership (“TCG Investment Holdings”);

•	TCG Holdings II, L.P., a Delaware limited partnership (“TCG Holdings II”);

•	DBD Investors V, L.L.C., a Delaware limited liability company (“DBD Investors”);

•	TC Group, L.L.C., a Delaware limited liability company (“TC Group”);

•	TC Group II, L.L.C., a Delaware limited liability company (“TC Group II”); and

•	TCG Holdings, L.L.C., a Delaware limited liability company (“TCG Holdings”).

TCG Holdings is the sole managing member of TC Group and the holder of power of attorney with respect to shares held by Crayfish. TC Group is the sole member of TC Group II and the general partner of CGP II. TC Group II is the sole general partner of CP II, CIP II, CIP III and CSP II and the co-general partner of C/S. David M. Rubenstein, William E. Conway, Jr. and Daniel A. D’Aniello are managing members of TCG Holdings (collectively, the “TCG Holdings Managing Members”). In their capacity as managing members of TCG Holdings, the TCG Holdings Managing Members may be deemed to share beneficial ownership of shares of Common Stock beneficially owned by TCG Holdings. Such individuals expressly disclaim any such beneficial ownership. Each of the TCG Holdings Managing Members is a citizen and resident of the United States.

DBD Investors is the general partner of TCG Holdings II. TCG Holdings II is the general partner of TCG Investment Holdings. TCG Investment Holdings is the managing member of CP II Investment. David M. Rubenstein, William E. Conway, Jr. and Daniel A. D’Aniello are members of DBD Investors (collectively, the “DBD Investors Members”). In their capacity as members of DBD Investors, the DBD Investors Members may be deemed to share beneficial ownership of shares of Common Stock beneficially owned by DBD Investors. Such individuals expressly disclaim any such beneficial ownership. Each of the DBD Investors Members is a citizen and resident of the United States.

Tamatsu Adachi, Daniel F. Akerson, Leslie L. Armitage, James A. Attwood, Jr., James A. Baker, III, Frank C. Carlucci, Peter J. Clare, William E. Conway, Jr., Daniel Cummings, Robert W. Dahl, Daniel A. D’Aniello, Richard G. Darman, Christopher Finn, Louis V. Gerstner, Jr., Robert E. Grady, John F. Harris, Allan M. Holt, Anthony Jansz, William Kennard, Michael B. Kim, Gregory S. Ledford, Jean-Pierre Millet, Jerome H. Powell, Bruce E. Rosenblum, David M. Rubenstein, Eric Sasson, Robert G. Stuckey, Wayne Tsou, Claudius E. Watts, IV, Xiang-Dong Yang, Glenn A. Youngkin, Gregory M. Zeluck and Michael J. Zupon are executive officers and/or members of TCG Holdings (collectively, the “Carlyle Officers”). Each of the Carlyle Officers is a citizen of the United States, except Tamatsu Adachi, who is a citizen of Japan, Anthony Jansz, who is citizen of Australia, Jean-Pierre Millet, who is a citizen of France, and Eric Sasson, who is a citizen of France.

The principal business address of each of the Reporting Persons and the Carlyle Officers is: c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W., Suite 220-South, Washington, DC 20004.

During the last five (5) years, neither any of the Reporting Person nor, to the best knowledge of any of the Reporting Persons, any of the Carlyle Officers, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

This Amendment relates to the sales by the Reporting Persons of the aggregate amount of 1,825,000 shares of Common Stock, pursuant to the Registration Statement, in consideration for the following prices per share of Common Stock: (i) $15.00 per share for 500,000 shares, (ii) $15.35 per share for 100,000 shares, (iii) $15.30 per share for 25,000 shares, (iv) $15.05 per share for 100,000 shares, (v) $15.15 per share for 300,000 shares, (vi) $15.15 per share for 200,000 shares, and (vii) $15.15 per share for 600,000 shares.

Item 4. Purpose of Transaction

The Common Stock and Preferred Stock are held by the Reporting Persons for investment purposes. The transactions described in Item 3 were effected by the Reporting Persons for the purpose of monetizing the value of their investment in the shares of Common Stock.

All securities held by the Reporting Persons are held by the Reporting Persons for investment purposes. Subject to the terms of the New Stockholders Agreement (as defined below), each Reporting Person may acquire from time to time additional securities (including shares of Common Stock) of the Company in the open market or in privately negotiated transactions, by exchange offer or otherwise. Subject to the terms of the New Stockholders Agreement, each Reporting Person may, from time to time, retain or sell all or a portion of its holdings of the securities of the Company in the open market, pursuant to a registered public offering or in privately negotiated transactions, including, by way of distribution or some or all of the securities to its partners or members, as applicable, and the conversion of Preferred Stock into Common Stock. Each Reporting Person may also have discussions with management regarding methods of increasing sales, cash flow and profitability. Any actions that any Reporting Person might undertake will be dependent upon such Reporting Person’s review of numerous factors, including, among other things, the availability of securities of the Company (including Common Stock) for purchase and the price levels of such shares; trading prices of Common Stock; general market and economic conditions; ongoing evaluation of the Company’s business operations and prospects; the relative attractiveness of alternative business and investment opportunities; the actions of the management and the Board of Directors of the Company; and other future developments.

Item 5. Interest and Securities of the Issuer.

(a) The Reporting Persons collectively are deemed to beneficially own an aggregate amount of 1,376,649 shares of Common Stock (including 100,098 shares of Common Stock issuable upon conversion of 3,003 shares of Preferred Stock), representing approximately 9.75% of the total issued and outstanding Common Stock, based upon 14,114,749 total shares of Common Stock issued and outstanding as of July 30, 2004 (excluding shares of Common Stock issuable upon conversion of shares of Preferred Stock repurchased by the Company pursuant to the Repurchase Agreement). The beneficial ownership of each Reporting Person is as follows:

Reporting Person	Common Stock	Preferred Stock	Common Stock upon Conversion[1]	Total Beneficially Owned	Beneficial Percentage
Carlyle Partners II, L.P.	584,242	1,376	45,866	630,108	4.46%
Carlyle SBC Partners II, L.P.	42,069	99	3,300	45,369	0.32%
Carlyle International Partners II, L.P.	384,322	905	30,166	414,488	2.94%
Carlyle International Partners III, L.P.	49,013	115	3,833	52,846	0.37%
C/S International Partners, L.P.	174,737	411	13,700	188,437	1.34%
Carlyle-GTSD Partners II, L.P.	27,370	64	2,133	29,503	0.21%
Crayfish Holdings, LDC	4,090	10	333	4,423	0.03%
CP II Investment Holdings, L.L.C.	9,277	22	733	10,010	0.07%
TC Group Investment Holdings, L.P.	9,277	22	733	10,010	0.07%
TCG Holdings II, L.P.	9,277	22	733	10,010	0.07%
DBD Investors V, L.L.C.	9,277	22	733	10,010	0.07%
TC Group II, L.L.C.	1,234,383	2,906	96,865	1,331,248	9.43%
TC Group, L.L.C.	1,267,274	2,981	99,365	1,366,639	9.68%
TCG Holdings, L.L.C.	1,267,274	2,981	99,365	1,366,639	9.68%

(b) See the information contained on the cover pages to this Amendment, which is incorporated herein by reference.

[1]	Pursuant to the New Stockholders Agreement described in Item 6, the Preferred Stock is not currently convertible into Common Stock and will only become convertible upon the Company’s default on its repurchase obligations as set forth in the New Stockholders Agreement.

(c) The transactions described in Item 3 above are the only transactions effected during the last 60 days by the Reporting Persons.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Certain Reporting Persons and the Company are parties to (i) a Stock Purchase Agreement, dated as of January 24, 1995 and included as Exhibit 2 to the Company’s Schedule 13D, filed on February 3, 1995, and incorporated herein by reference, (ii) a Stockholders Agreement, dated as of January 24, 1995 (the “Old Stockholders Agreement”) and included as Exhibit 3 to the Company’s Schedule 13D, filed on February 3, 1995, and incorporated herein by reference, (iii) a Registration Rights Agreement, dated as of January 24, 1995 and included as Exhibit 4 to the Company’s Schedule 13D, filed on February 3, 1995, and incorporated herein by reference, and (iv) an Escrow Agreement, dated as of January 24, 1995 and included as Exhibit 6 to the Company’s Schedule 13D, filed on February 3, 1995, and incorporated herein by reference.

On December 16, 2003, (a) certain Reporting Persons, the Company and the other parties to the Old Stockholders Agreement entered into a Termination Agreement (the “Termination Agreement”), pursuant to which the Old Stockholders Agreement was terminated and (b) certain Reporting Persons and the Company entered into a new Stockholders Agreement (the “New Stockholders Agreement”). The New Stockholders Agreement provides, among other things, that: (i) subject to certain obligations and limitations, the Company will use its best efforts to nominate for election to the Board of Directors of the Company one (1) individual designated by certain of the Reporting Persons so long as the Reporting Persons and their affiliates collectively hold at least 15% of the outstanding voting securities of the Company, (ii) the Reporting Persons will be entitled to designate two (2) individuals that will be entitled to attend and observe all meetings of the Board of Directors of the Company so long as the Reporting Persons and their affiliates collectively hold at least 5% of the outstanding voting securities of the Company, (iii) the Reporting Persons will have certain review and access rights with respect to the Company and its management, (iv) the Reporting Persons agree to vote all shares of Common Stock and Preferred Stock held by the Reporting Persons in favor of amending Article III(b) of the Certificate of Designations of the Preferred Stock so that that the right of holders of Preferred Stock to elect a majority of members of the Board of Directors of the Company will terminate upon the effectiveness of such vote or consent, (v) the Reporting Persons waive their rights as holders of a majority of the outstanding shares of Preferred Stock to elect a majority of the Board of Directors pursuant to Article III(b) of the Certificate of Designations of the Preferred Stock and (vi) the Reporting Persons waive their rights to convert their shares of Preferred Stock into Common Stock unless the Company breaches its repurchase obligations described below. The New Stockholders Agreement also (a) provides for the grant by the Reporting Persons to the Company of an option (the “Option”) to purchase all of the remaining shares of Preferred Stock held by the Reporting Persons for a per share purchase price (the “Per Share Purchase Price”) equal to the greater of (i) $324.67 per share of Preferred Stock plus all accrued dividends and (ii) the highest price per share, excluding accrued dividends, paid by the Company to any holder of Preferred Stock not a party to the New Stockholders Agreement plus all accrued dividends, and (b) requires the Company to purchase on September 29, 2005 all shares of Preferred Stock then held by the Reporting Persons at the Per Share Purchase Price in the event that the Option has not been exercised for all shares of Preferred Stock held by the Reporting Persons before September 29, 2005 and to purchase shares of Preferred Stock held by the Reporting Persons prior to September 29, 2005 to the extent that the Company purchases shares of Preferred Stock held by any holder that is not a party to the New Stockholders Agreement. The New Stockholders Agreement further provides that, until the earlier of October 1, 2005 and the date on which there are no outstanding shares of Preferred Stock, the Reporting Persons and their affiliates will not (a) purchase or otherwise acquire beneficial ownership of any voting securities of the Company to the extent that, after giving effect to such purchase or acquisition, the Reporting Persons and such acquiring entities would beneficially own more than 15% of the outstanding voting securities of the Company or (b) take such other actions, including initiating, soliciting or encouraging certain acquisition proposals concerning the Company or the solicitation of proxies to vote any voting securities of the Company. The foregoing summary is qualified in its entirety by reference to the copy of the Termination Agreement included as Exhibit 3 to the Company’s Schedule 13D, filed on December 24, 2003, and incorporated herein by reference and the New Stockholders Agreement included as Exhibit 4 to the Company’s Schedule 13D, filed on December 24, 2003, and incorporated herein by reference.

Except as described in Items 3 and 4, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with any person with respect to any securities of the Company.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated October 1, 2004

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2004

Carlyle Partners II, L.P.

By:	TC Group II, L.L.C., its general partner
By:	TC Group, L.L.C., its managing member
By:	TCG Holdings, L.L.C., its managing member

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

Carlyle SBC Partners II, L.P.

By:	TC Group II, L.L.C., its general partner
By:	TC Group, L.L.C., its managing member
By:	TCG Holdings, L.L.C., its managing member

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

Carlyle International Partners II, L.P.

By:	TC Group II, L.L.C., its general partner
By:	TC Group, L.L.C., its managing member
By:	TCG Holdings, L.L.C., its managing member

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

Carlyle International Partners III, L.P.

By:	TC Group II, L.L.C., its general partner
By:	TC Group, L.L.C., its managing member
By:	TCG Holdings, L.L.C., its managing member

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

C/S International Partners, L.P.

By:	TC Group II, L.L.C., its general partner
By:	TC Group, L.L.C., its managing member
By:	TCG Holdings, L.L.C., its managing member

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

Carlyle-GTSD Partners II, L.P.

By:	TC Group, L.L.C., its managing member
By:	TCG Holdings, L.L.C., its managing member

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

Crayfish Holdings, LDC

By:	TCG Holdings, L.L.C., attorney-in-fact

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

TC Group, L.L.C.

By:	TCG Holdings, L.L.C., its managing member

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

TC Group II, L.L.C.

By:	TC Group, L.L.C., its managing member
By:	TCG Holdings, L.L.C., its managing member

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

TCG Holdings, L.L.C.

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

CP II Investment Holdings, L.L.C.

By:	TC Group Investment Holdings, L.P., its managing member
By:	TCG Holdings II, L.P., its general partner
By:	DBD Investors V, L.L.C., its general partner

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

TC Group Investment Holdings, L.P.,

By:	TCG Holdings II, L.P., its general partner
By:	DBD Investors V, L.L.C., its general partner

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

TCG Holdings II, L.P.

By:	DBD Investors V, L.L.C., its general partner

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

DBD Investors V, L.L.C.

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

EXHIBIT 1

JOINT FILING AGREEMENT

October 1, 2004

In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Duratek, Inc., a Delaware corporation, and that this Joint Filing Agreement may be included as an Exhibit to such joint filing.

This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the date first written above.

Carlyle Partners II, L.P.

By:	TC Group II, L.L.C., its general partner
By:	TC Group, L.L.C., its managing member
By:	TCG Holdings, L.L.C., its managing member

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

Carlyle SBC Partners II, L.P.

By:	TC Group II, L.L.C., its general partner
By:	TC Group, L.L.C., its managing member
By:	TCG Holdings, L.L.C., its managing member

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

Carlyle International Partners II, L.P.

By:	TC Group II, L.L.C., its general partner
By:	TC Group, L.L.C., its managing member
By:	TCG Holdings, L.L.C., its managing member

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

Carlyle International Partners III, L.P.

By:	TC Group II, L.L.C., its general partner
By:	TC Group, L.L.C., its managing member
By:	TCG Holdings, L.L.C., its managing member

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

C/S International Partners, L.P.

By:	TC Group II, L.L.C., its general partner
By:	TC Group, L.L.C., its managing member
By:	TCG Holdings, L.L.C., its managing member

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

Carlyle-GTSD Partners II, L.P.

By:	TC Group, L.L.C., its managing member
By:	TCG Holdings, L.L.C., its managing member

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

Crayfish Holdings, LDC

By:	TCG Holdings, L.L.C., attorney-in-fact

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

TC Group, L.L.C.

By:	TCG Holdings, L.L.C., its managing member

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

TC Group II, L.L.C.

By:	TC Group, L.L.C., its managing member
By:	TCG Holdings, L.L.C., its managing member

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

TCG Holdings, L.L.C.

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

CP II Investment Holdings, L.L.C.

By:	TC Group Investment Holdings, L.P., its managing member
By:	TCG Holdings II, L.P., its general partner
By:	DBD Investors V, L.L.C., its general partner

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

TC Group Investment Holdings, L.P.,

By:	TCG Holdings II, L.P., its general partner
By:	DBD Investors V, L.L.C., its general partner

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

TCG Holdings II, L.P.

By:	DBD Investors V, L.L.C., its general partner

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

DBD Investors V, L.L.C.

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director